Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-189888
(To Prospectus dated July 23, 2013, Prospectus
Supplement dated July 23, 2013 and Product
Supplement EQUITY INDICES SUN-1
 dated October 25, 2013)

694,000 Units $10 principal amount per unit CUSIP No. 78013B809	Pricing Date Settlement Date Maturity Date	April 23, 2015 April 30, 2015 April 27, 2018

Autocallable Market-Linked Step Up Notes Linked to a Basket of Global Equity Indices

▪      Maturity of approximately three years if not called prior to maturity

▪      Automatic call of the notes per unit at $10 plus the applicable Call Premium ($0.966 on the first Observation Date, and $1.932 on the second Observation Date) if the Basket is flat or increases above 100% of the Starting Value on the relevant Observation Date

▪      The Observation Dates will occur approximately one year and two years after the pricing date

▪      The Basket is comprised of the Russell 2000® Index and the EURO STOXX 50® Index. Those indices were each given an initial weight of 50%

▪      If the notes are not called, at maturity:

▪      a return of 22% if the Basket is flat or increases up to the Step Up Value

▪      a return equal to the percentage increase in the Basket if the Basket increases above the Step Up Value

▪      1-to-1 downside exposure to decreases in the Basket, with up to 100% of your principal at risk

▪      All payments are subject to the credit risk of Royal Bank of Canada

▪      No periodic interest payments

▪      Limited secondary market liquidity, with no exchange listing

▪      The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-7 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The initial estimated value of the notes as of the pricing date is $9.66 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total

Public offering price	$10.00	$6,940,000

Underwriting discount	$0.20	$138,800

Proceeds, before expenses, to RBC	$9.80	$6,801,200

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
April 23, 2015

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Summary

The Autocallable Market-Linked Step Up Notes Linked to a Basket of Global Equity Indices, due April 27, 2018 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the basket of global equity indices described below (the “Basket”), is equal to or greater than the Call Level on the relevant Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Basket is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the value of the Basket above the Starting Value.  If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket is comprised of the Russell 2000® Index and the EURO STOXX 50® Index (each, a “Basket Component”). On the pricing date, the Basket Components were each given an initial weight of 50%.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes.  This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes.   The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-16.

Terms of the Notes
Issuer:	Royal Bank of Canada (“RBC”)	Call Settlement Dates:
Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed , as described on page PS-19 of product supplement EQUITY INDICES SUN-1.

Principal Amount:	$10.00 per unit	Call Premiums:
$0.966 per unit if called on April 29, 2016 (which represents a return of 9.66% over the principal amount, and $1.932 per unit if called on April 21, 2017 (which represents a return of 19.32% over the principal amount).

Term:	Approximately three years, if not called	Ending Value:
The value of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described on page PS-23 of product supplement EQUITY INDICES SUN-1.

Market Measure:
An equally weighted basket of global equity indices comprised of the Russell 2000® Index (Bloomberg symbol: “RTY”) and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”). Each Basket Component is a price return index.
		Step Up Value:	122.00 (122% of the Starting Value).
Starting Value:	100.00	Step Up Payment:	$2.20 per unit, which represents a return of 22% over the principal amount.
Observation Level:	The value of the Market Measure on the applicable Observation Date.	Threshold Value:	100.00 (100% of the Starting Value).
Observation Dates:	April 29, 2016 and April 21, 2017, subject to postponement in the event of Market Disruption Events, as described on page PS-19 of product supplement EQUITY INDICES SUN-1.	Calculation Day:	April 20, 2018
Call Level:	100% of the Starting Value	Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-16.
Call Amounts (per Unit):	$10.966 if called on April 29, 2016, and $11.932 if called on April 21, 2017	Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

The terms and risks of the notes are contained in this term sheet and in the following:

Product supplement EQUITY INDICES SUN-1 dated January 14, 2014:
http://www.sec.gov/Archives/edgar/data/1000275/000121465914000303/j1230131424b5.htm

Series F MTN prospectus supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
▪     You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

▪     You anticipate that the notes will be automatically called or the Basket will increase from the Starting Value to the Ending Value.

▪     You are willing to risk a loss of principal and return if the notes are not automatically called and the Basket decreases from the Starting Value to the Ending Value.

▪     You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

▪     You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You want to hold your notes for the full term.

▪     You believe that the notes will not be automatically called and the Basket will decrease from the Starting Value to the Ending Value.

▪     You seek principal repayment or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Hypothetical Payout Profile and Examples of Payments at Maturity

These hypothetical values show a payout profile at maturity, which would only apply if the notes are not called on any Observation Date.

Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, the Step Up Payment of $2.20 per unit, and the Step Up Value of 122% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Threshold Value of 100, the Step Up Value of 122, the Step Up Payment of $2.20 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, whether the notes are called on an Observation Date, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent hypothetical values of the Basket, see “The Basket” section below. For recent actual levels of the Basket Components, see “The Basket Components” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in either of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.
Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.00		-100.00%
50.00		-50.00%	$5.00		-50.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
94.00		-6.00%	$9.40		-6.00%
97.00		-3.00%	$9.70		-3.00%
100.00	(1)	0.00%	$12.20	(2)	22.00%
102.00		2.00%	$12.20		22.00%
105.00		5.00%	$12.20		22.00%
110.00		10.00%	$12.20		22.00%
120.00		20.00%	$12.20		22.00%
122.00	(3)	22.00%	$12.20		22.00%
130.00		30.00%	$13.00		30.00%
140.00		40.00%	$14.00		40.00%
143.00		43.00%	$14.30		43.00%
150.00		50.00%	$15.00		50.00%
160.00		60.00%	$16.00		60.00%

(1)	The Starting Value and Threshold Value were set to 100.00 on the pricing date.

(2)	This amount represents the sum of the principal amount and the Step Up Payment of $2.20.

(3)	This is the Step Up Value.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	100.00

Ending Value:	90.00

Redemption Amount per unit

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:	100.00

Step Up Value:	122.00

Ending Value:	110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3

The Ending Value is 143.00, or 143.00% of the Starting Value:

Starting Value:	100.00

Step Up Value:	122.00

Ending Value:	143.00

Redemption Amount per unit

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page S-1 of the MTN prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪
If the notes are not automatically called, depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Basket Components.

▪
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪
The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Basket, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-16. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Basket, our creditworthiness and changes in market conditions.

▪
A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Component.

▪	The index sponsors may adjust each Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.

▪
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪
While we, MLPF&S or our respective affiliates may from time to time own shares of the companies included in the Basket Components, we, MLPF&S and our respective affiliates do not control any company included in either Basket Component, and are not responsible for any disclosure made by any other company.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Tax Consequences—Canadian Taxation” in the prospectus dated July 23, 2013.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES SUN-1 dated January 14, 2014.

A “Market Measure Business Day” means a day on which:

(A) each of the New York Stock Exchange and NASDAQ Stock Market, Inc. (as to the Russell 2000® Index), and the Eurex (as to the EURO STOXX 50® Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the relevant Basket Component or any successor thereto is calculated and published.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes—Basket Market Measures” beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.

On the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)	Component Ratio(2)	Initial Basket Value Contribution
Russell 2000® Index	RTY	50.00	1,271.535	0.03932255	50.00
EURO STOXX 50® Index	SX5E	50.00	3,697.88	0.01352126	50.00
				Starting Value	100.00
(1)	These were the closing levels of the Basket Components on the pricing date.

(2)
Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on each Observation Date and the calculation day by summing the products of (i) the closing level for each Basket Component on such day, and (ii) the Component Ratio, applicable to such Basket Component. If a Market Disruption Event occurs as to either Basket Component on such day, the closing level of that Basket Component will be determined as more fully described beginning on page PS-23 of product supplement EQUITY INDICES SUN-1 in the section “Description of the Notes—Basket Market Measures—Observation Level or Ending Value of the Basket.”

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 2008 through March 2015. The graph is based upon actual month-end historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

The Basket Components
All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the applicable index sponsor. The index sponsors have no obligation to continue to publish, and may discontinue publication of, a Basket Component. The consequences of an index sponsor discontinuing publication of a Basket Component are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” on page PS-21 of product supplement EQUITY INDICES SUN-1.  None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of either Basket Component or any successor index.

The Russell 2000® Index

Russell Investments (“Russell”) began dissemination of the Russell 2000® Index (the “RTY”) (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Index

All companies eligible for inclusion in the RTY must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data, in order to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and over-the-counter traded securities are not eligible for inclusion.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the RTY on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

The following graph shows the monthly historical performance of the Russell 2000® Index in the period from January 2008 through March 2015. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Russell 2000® Index was 1,271.535.

Historical Performance of the Russell 2000® Index

This historical data on the Russell 2000® Index is not necessarily indicative of the future performance of the Russell 2000® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Russell 2000® Index during any period set forth above is not an indication that the level of the Russell 2000® Index is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Russell 2000® Index.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use in this offering by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

We have entered into a non-exclusive license agreement with Russell providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by Russell (including the RTY) in connection with certain securities, including the notes. The license agreement provides that the following language must be stated in this term sheet:

The notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. Russell’s publication of the RTY in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. Russell’s only relationship to us is the licensing of certain trademarks and trade names of Russell and of the RTY, which is determined, composed, and calculated by Russell without regard to us or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the RTY. Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, INVESTORS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

The EURO STOXX 50® Index

The EURO STOXX 50® Index (the “SX5E”) was created by STOXX Limited (“STOXX”), as a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the SX5E began in February 1998, based on an initial level of 1,000 at December 31, 1991.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market SX5E.  Additional information about the SX5E is available on the STOXX Limited website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this term sheet.

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The SX5E is composed of 50 component stocks of market sector leaders from within the EURO STOXX® supersector indices, which includes stocks selected from the Eurozone portion of the STOXX Europe 600® supersector indices. The component stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Index Composition and Maintenance

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.”  The index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.
Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:

Index = free float market capitalization of the index at the time    x 1000
adjusted base date market capitalization of the index

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, market capitalization and free float factor, as of the time that the SX5E is being calculated. The divisor of the SX5E is adjusted to maintain the continuity of the SX5E’s values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

The following graph shows the monthly historical performance of the EURO STOXX 50® Index in the period from January 2008 through March 2015. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the EURO STOXX 50® Index was 3,697.88.

Historical Performance of the EURO STOXX 50® Index

This historical data on the EURO STOXX 50® Index is not necessarily indicative of the future performance of the EURO STOXX 50® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the EURO STOXX 50® Index during any period set forth above is not an indication that the level of the EURO STOXX 50® Index is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the EURO STOXX 50® Index.

License Agreement

We have entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the SX5E in connection with the issuance of certain securities, including the notes. The license agreement between us and STOXX requires that the following language be stated in this term sheet.

STOXX has no relationship to us, other than the licensing of the SX5E and its service marks for use in connection with the notes.

STOXX does not:

▪	sponsor, endorse, sell or promote the notes.
▪	recommend that any person invest in the notes or any other financial products.
▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
▪	have any responsibility or liability for the administration, management or marketing of the notes.
▪	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX will not have any liability in connection with the notes.  Specifically, STOXX does not make any warranty, express or implied, and STOXX disclaims any warranty about:

▪	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;
▪	the accuracy or completeness of the SX5E or its data;
▪	the merchantability and the fitness for a particular purpose or use of the SX5E or its data;
▪	any errors, omissions or interruptions in the SX5E or its data; and
▪	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing relating to the use of the SX5E and trademark referred to above by us is solely for our benefit, and not for any other third parties.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. That rate, which we refer to in this term sheet as our internal funding rate, is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to $0.15 per unit). This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES SUN-1.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated July 23, 2013.

Summary of U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪
You agree with us (in the absence of a statutory, regulatory, administrative, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid derivative contracts in respect of the Basket.

▪
Under this characterization and tax treatment of the notes, a U.S. holder (as defined beginning on page 22 of the prospectus) generally will recognize capital gain or loss upon the sale or maturity of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the product supplement, the prospectus supplement, and the prospectus, the notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

Terms Incorporated in Master Global Security

The terms appearing under the captions “Summary—Terms of the Notes” and “Summary—Redemption Amount Determination” on page TS-2 above, the pricing date, settlement date and maturity date appearing on the cover page, and the applicable terms included in the documents listed under “Summary” on page TS-2 are incorporated into the master global security that represents the notes and is held by The Depository Trust Company.

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes
Linked to a Basket of Global Equity Indices, due April 27, 2018

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus)  with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Autocallable Market-Linked Step Up Notes